UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	September	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated September 3, 2008.

Document 1

For Immediate Release	September 3, 2008
RM: 14 – 08

Crystallex in Discussions with MIBAM regarding Revemin Mill

TORONTO, ONTARIO, September 3, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) reported today that it has begun discussions with the Venezuelan Ministry of Basic Industry and Mines (“MIBAM”) regarding the future of the Revemin Mill in El Callao, Venezuela.

Crystallex acquired the Revemin Mill in 2000 through the acquisition of the Venezuelan assets of Bolivar Goldfields. Since that time, the Company has processed ore from various mines including the Tomi Open Pits, Tomi Underground, La Victoria and certain materials from local cooperatives. The ore from the various deposits Crystallex operates in this area has been exhausted. Additionally, under contractual commitments relating to Revemin, the Company has entered into discussions with MIBAM regarding the reversion, future use and feed for the Revemin Mill.

Based on contractual obligations, and with the exhaustion of material that can be mined and processed from the deposits on Tomi and La Victoria, it is opportune for the company to discuss the future of the Revemin Mill with MIBAM and to access how this processing facility can be used for the benefit and sustainable development of the communities in the area and the people of Venezuela. These discussions are at a very early stage and it is premature to comment on decisions that could be reached.

Over the past several years Crystallex has worked closely with both MIBAM and the Ministry of the Environment (“MinAmb”) on the Las Cristinas Gold Project some 200 kilometres to the south of El Callao. Recent discussions with MinAmb regarding the Las Cristinas environmental permit have been encouraging.  Crystallex will begin the construction phase of Las Cristinas upon the receipt of the environmental permit.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	September 3, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer